SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

CNH GLOBAL N.V.

CNH GLOBAL N.V.

Form 6-K for the month of May, 2004

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of April and Cumulative for 4 Months, 2004, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of March 2004 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment,
During the Month of April and Cumulative for 4 Months, 2004,
And Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of March 2004
Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	April N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

	Total North American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)
RETAIL UNIT SALES:
MONTH OF APRIL 2004

Agricultural Tractors:
under 40 horsepower (2WD)	+12.4%	up mid single digits

40 to 100 horsepower (2WD)	+23.7%	up low double digits, moderately less than the industry

over 100 horsepower (2WD)	+42.5%	up moderate double digits, slightly less than the industry

4 wheel drive tractors	+12.3%	down low double digits

Sub total tractors over 40 hp	+27.7%	up low double digits, moderately less than the industry

Total Ag tractors	+18.2%	up high single digits

Combines	+0.9%	down high double digits

Loader/backhoes	up significantly	up high single digits

Skid Steer Loaders	up significantly	up mid single digits

Total Heavy
Construction Equipment	up significantly	up high double digits, moderately less than the industry

RETAIL UNIT SALES:
4 MONTHS, 2004

Agricultural Tractors:
under 40 horsepower (2WD)	+15.2%	down low single digits

40 to 100 horsepower (2WD)	+18.5%	up low double digits, moderately less than the industry

over 100 horsepower (2WD)	+29.2%	up high single digits

4 wheel drive tractors	+21.1%	up low double digits, moderately less than the industry

Sub total tractors over 40 hp	+21.4%	up low double digits, moderately less than the industry

Total Ag tractors	+17.8%	up mid single digits

Combines	+1.9%	down moderate double digits

Loader/backhoes	up significantly	up low double digits

Skid Steer Loaders	up significantly	up low double digits

Total Heavy
Construction Equipment	up significantly	up moderate double digits, moderately less than the industry

DEALER INVENTORIES:
END OF March 2004

Agricultural Tractors:
under 40 horsepower (2WD)	6.4 months supply	in line with the industry

40 to 100 horsepower (2WD)	5.7 months supply	1/2 month less than the industry

over 100 horsepower (2WD)	5.1 months supply	1/2 month less than the industry

4 wheel drive tractors	3.9 months supply	> 1 month less than the industry

Total tractors	6.0 months supply	1/2 month less than the industry

Combines	4.2 months supply	1 month more than the industry

Dated: May 20, 2004

U.S. Ag Flash Reports

April 2004 Flash Report
U.S. Unit Retail Sales
(Report released 5/13/2004)

							March 2004
				Y-T-D	Y-T-D		U.S. Field
Equipment	April 2004	April 2003	% Chg.	2004	2003	% Chg.	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	17,028	15,271	11.5	38,342	33,399	14.8	68,052
40 & Under 100 HP	7,529	6,025	25.0	19,529	16,191	20.6	29,665
100 HP & Over	2,928	1,959	49.5	7,777	5,458	42.5	6,334
Total - 2 Wheel Drive	27,485	23,255	18.2	65,648	55,048	19.3	104,051
Total - 4 Wheel Drive	552	465	18.7	1,342	1,072	25.2	965
Total Farm Wheel Tractors	28,037	23,720	18.2	66,990	56,120	19.4	105,016
Combines (Self-Propelled)	470	471	-0.2	1,118	1,121	-0.3	1,484

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

For further information, please contact Deb Carson at 414-298-4146.

To U.S. Ag Flash Report Archive >>

© AEM 2004 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 111 E. Wisconsin Ave. Suite 1000 Milwaukee, WI 53202-4806 Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends

Canadian Ag Flash Reports

April 2004 Flash Report Canada Unit Retail Sales
(Report released 5/13/2004)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.

	April			April YTD			March
							2004	2003
							Canadian	Canadian
			%			%	(Field)	(Field)
Equipment	2004	2003	Chg.	2004	2003	Chg.	Inventory	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	662	474	39.7	1,475	1,178	25.2	3,564	3,905
40 & Under 100 HP	674	605	11.4	1,615	1,659	-2.7	2,910	3,429
100 HP & Over	583	505	15.4	1,068	1,389	-23.1	1,749	1,724
Total - 2 Wheel Drive	1,919	1,584	21.1	4,158	4,226	-1.6	8,223	9,058
Total - 4 Wheel Drive	169	177	-4.5	313	295	6.1	250	336
Total Farm Wheel Tractors	2,088	1,761	18.6	4,471	4,521	-1.1	8,473	9,394
Combines (Self-Propelled)	102	96	6.3	233	205	13.7	584	380

Go To Canadian Ag Flash Reports Archive >>

© AEM 2004 — Association of Equipment Manufacturers Toll Free: 866-AEM-0442 Click here to read our Legal and Privacy Information Contact Us	Headquarters Office 111 E. Wisconsin Ave. Suite 1000 Milwaukee, WI 53202-4806 Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
	By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
May 20, 2004		Assistant Secretary